

Mail Stop 4561

August 17, 2017

Thomas Kidrin
Chief Executive Officer
Worlds Inc.
11 Royal Road
Brookline, MA 02445

> **Re: Worlds, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed April 17, 2017**

Dear Mr. Kidrin:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2016

Report of Independent Registered Public Accounting Firm, page 19

1.   Please amend your Form 10-K to include the report of your independent registered accounting firm at and for the two years ended, December 31, 2016. Refer to Rule 2-02 of Regulation S-X.

Controls and Procedures, page 37

2.   You state that your disclosure controls and procedures were effective "inasmuch as the previous weakness was identified and corrected." Please tell us to what weakness you are referring. To the extent you have identified material weaknesses in your controls, please tell us how you determined that your disclosure controls and procedures and internal control over financial reporting are effective. If no material weakness exists, please revise to remove such reference in your amended Form 10-K.

Legal Proceedings, page 40

3.   We note your highlighted note indicating that you "need to update" this section. Please revise to update or remove this note in your amended Form 10-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Melissa Kindelan, Staff Accountant at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies and Services